Exhibit 99.1

Contact:

MicroStrategy Incorporated

Investor Relations

ir@microstrategy.com

(703) 848-8600

MicroStrategy Announces

Second Quarter 2019 Financial Results

TYSONS CORNER, Va., July 30, 2019 - MicroStrategy® Incorporated (Nasdaq: MSTR), a leading worldwide provider of enterprise analytics and mobility software, today announced financial results for the three-month period ended June 30, 2019 (the second quarter of its 2019 fiscal year).

Second Quarter 2019 Financial Highlights

•

Revenues: Total revenues for the second quarter of 2019 were $117.7 million, a 2.4% decrease or a 0.4% increase on a non-GAAP constant currency basis compared to the second quarter of 2018. Product licenses and subscription services revenues for the second quarter of 2019 were $27.2 million, a 1.3% increase or a 3.9% increase on a constant currency basis compared to the second quarter of 2018.  Product support revenues for the second quarter of 2019 were $73.0 million, a 0.9% decrease or a 1.9% increase on a constant currency basis compared to the second quarter of 2018. Other services revenues for the second quarter of 2019 were $17.5 million, a 12.5% decrease or a 9.5% decrease on a constant currency basis compared to the second quarter of 2018.

•	Gross Profit: Gross profit for the second quarter of 2019 was $92.4 million, representing a 78.5% gross margin, compared to a gross margin of 79.2% in the second quarter of 2018.
•	Operating Expenses: Operating expenses for the second quarter of 2019 were $97.2 million versus $97.4 million for the second quarter of 2018, essentially flat year over year.
•

Loss from Operations: Loss from operations for the second quarter of 2019 was $4.8 million versus $1.8 million for the second quarter of 2018. Non-GAAP loss from operations, which excludes share-based compensation expense, was $1.8 million for the second quarter of 2019 versus non-GAAP income from operations of $1.6 million for the second quarter of 2018.

•

Net Income: Net income for the second quarter of 2019 was $20.4 million, or $1.98 per share on a diluted basis, as compared to net income of $4.8 million, or $0.42 per share on a diluted basis, for the second quarter of 2018.  In the second quarter of 2019, MicroStrategy completed the sale of its Voice.com domain name for a gain of $21.8 million, net of tax (the “Domain Name Sale”). Excluding the impact of the Domain Name Sale, non-GAAP net loss for the second quarter of 2019 was $1.4 million, or $0.14 per share on a diluted basis.

•

Cash and Short-term Investments: As of June 30, 2019, MicroStrategy had cash and cash equivalents and short-term investments of $574.8 million, as compared to $576.1 million as of December 31, 2018, a decrease of $1.3 million.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP financial measures for the three and six months ended June 30, 2019 and 2018. An explanation of non-GAAP financial measures is also included under the heading “Non-GAAP Financial Measures” below.

MicroStrategy adopted Accounting Standards Update No. 2016-02, Leases (Topic 842), and its subsequent amendments (“ASU 2016-02”), effective January 1, 2019. Comparative prior period consolidated financial statements have not been restated and are not directly comparable to the current period consolidated financial statements.

MicroStrategy uses its Intelligent Enterprise™ platform across the enterprise and has created an interactive dossier with quarterly financial performance data. Anyone can access the MSTR Financials dossier via a web browser, or by downloading the MicroStrategy Library™ app on an iOS or Android device. To download the native apps, visit MicroStrategy Library for iPad, MicroStrategy Library for iPhone, or MicroStrategy Library for Android tablet and smartphone.

Recent Business Highlights

MicroStrategy has been successfully driving its growth and productivity initiatives throughout the first half of 2019, and its initiatives around the MicroStrategy 2019™ platform, cloud, and customer adoption have been gaining more traction.

“I am very pleased with our accomplishments in the second quarter of 2019,” said Michael J. Saylor, CEO, MicroStrategy Incorporated. “The MicroStrategy 2019 platform won multiple industry awards, we have seen increased demand for our innovative Cloud and HyperIntelligence™ offerings, and we have improved key operational metrics for our business at the same time. Considering these accomplishments, I believe there is now a tremendous opportunity for MicroStrategy to take advantage of the dislocations that Tableau is likely to experience as a result of its pending acquisition by Salesforce.”

The following are some key business highlights from the second quarter of 2019:

•

MicroStrategy announced the general availability of MicroStrategy 2019 Update 2, adding powerful new capabilities and products to the industry’s first and only platform for Federated Analytics, Transformational Mobility, and HyperIntelligence. The latest update expands the platform’s suite of HyperIntelligence products to enrich web browsing, accelerate access to intuitive intelligence on iOS and Android devices, and add windows of contextual insights to email on Outlook. The new update also delivers powerful enhancements designed to augment user productivity on popular BI tools including Tableau, Power BI, and Qlik, putting trusted insights into the hands of a larger number of users within the enterprise. The HyperIntelligence for Mobile app can be easily downloaded and installed from the Google Play store and Apple AppStore.

•

MicroStrategy 2019 was recognized by Gartner, Inc. with the highest product scores across four use cases in the “Critical Capabilities for Analytics and Business Intelligence Platforms” report.[1] According to Gartner’s findings, MicroStrategy ranks:

o	#1 in Agile, Centralized BI Provisioning Use Case, scoring 4.34 (out of 5)
o	#1 in Governed Data Discovery Use Case, scoring 4.24 (out of 5)
o	#1 in OEM or Embedded BI Use Case, scoring 4.64 (out of 5)
o	#1 in Extranet Deployment Use Case, scoring 4.38 (out of 5)
o	#2 in Decentralized Analytics Use Case, scoring 4.23 (out of 5)
•

MicroStrategy announced that the MicroStrategy Analytics Platform™ in the cloud is available on the Federal Risk and Authorization Management Program (FedRAMP) marketplace via IntelliCog Enterprise Cloud Analytics. With this first and only FedRAMP-ready enterprise analytics solution in the cloud, government agencies can rapidly adapt from old, insecure legacy IT to mission-enabling, secure, and cost-effective cloud-based IT.

•

To promote adoption of its award-winning MicroStrategy 2019 platform within the existing installed base, MicroStrategy bundled expert services into its premium support offerings and issued complimentary upgrades to its largest customers.  MicroStrategy also launched the MicroStrategy Elite Support program, which includes 400 hours of platform upgrade and advisory services annually.

•

Following the announcements of the acquisitions of Tableau by Salesforce and Looker by Google, MicroStrategy reiterated its belief that its platform offering is a better long-term solution for organizations caught in the analytics industry upheaval. MicroStrategy’s independence, longevity, focus, and innovation uniquely position MicroStrategy as a preferred partner for companies seeking a better, long-term alternative for their analytics and mobility needs.

•

MicroStrategy sold the Voice.com domain name for $30 million in cash in a transaction facilitated by GoDaddy. MicroStrategy holds more than a dozen evocative and powerful domain names. While MicroStrategy’s focus continues to be on its core analytics and mobility business, it is open to leveraging these domain names in equity or other strategic transactions with well-funded parties. To learn more about these domain names, please visit www.microstrategy.com/domains.

[1] Gartner, Critical Capabilities for Analytics and Business Intelligence Platforms, James Richardson, Rita Sallam, Austin Kronz, 14 May 2019.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Conference Call

MicroStrategy will be discussing its second quarter 2019 financial results on a conference call today beginning at approximately 5:00 p.m. EDT. To access the conference call, dial (844) 824-7425 (domestically) or (716) 220-9429 (internationally) and use conference ID 9389810. A live and archived webcast will be available under the “Events” section on MicroStrategy’s investor relations website at https://ir.microstrategy.com/events-presentations. A replay of the conference call will be available beginning approximately two hours after the call concludes until August 6, 2019 at (855) 859-2056 (domestically) or (404) 537-3406 (internationally) using the passcode 9389810.

Non-GAAP Financial Measures

MicroStrategy is providing supplemental financial measures for (i) (loss) income from operations that excludes the impact of share-based compensation arrangements, (ii) net (loss) income and diluted (loss) earnings per share that exclude the impact from the Domain Name Sale, and (iii) revenues that exclude foreign currency exchange rate fluctuations. These supplemental financial measures are not measurements of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, these supplemental financial measures may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures internally to help understand, manage, and evaluate business performance and to help make operating decisions.

MicroStrategy believes that these non-GAAP financial measures are also useful to investors and analysts in comparing its performance across reporting periods on a consistent basis.  The first supplemental financial measure excludes a significant non-cash expense that MicroStrategy believes is not reflective of its general business performance, and for which the accounting requires significant management judgment and the resulting share-based compensation expense could vary significantly in comparison to other companies. The second category of supplemental financial measures excludes the impact from the Domain Name Sale, which is outside of MicroStrategy’s normal business operations. The third category of supplemental financial measures excludes changes resulting from fluctuations in foreign currency exchange rates so that results may be compared to the same period in the prior year on a “constant currency” basis.  MicroStrategy believes the use of these non-GAAP financial measures can also facilitate comparison of MicroStrategy’s operating results to those of its competitors.

About MicroStrategy Incorporated

MicroStrategy (Nasdaq: MSTR) is a leading worldwide provider of enterprise analytics and mobility software and services. Our mission is to make every enterprise a more Intelligent Enterprise.  MicroStrategy 2019 delivers modern analytics on an open, comprehensive enterprise platform designed to drive business results with Federated Analytics, Transformational Mobility, and HyperIntelligence. To learn more, visit MicroStrategy online, and follow us on LinkedIn, Twitter, and Facebook.

MicroStrategy, Intelligent Enterprise, MicroStrategy Library, MicroStrategy 2019, HyperIntelligence, and MicroStrategy Analytics Platform are either trademarks or registered trademarks of MicroStrategy Incorporated in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

This press release may include statements that may constitute “forward-looking statements,” including estimates of future business prospects or financial results and statements containing the words “believe,” “estimate,” “project,” “expect” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of MicroStrategy Incorporated and its subsidiaries (collectively, the “Company”) to differ materially from the forward-looking statements. Factors that could contribute to such differences include: the extent and timing of market acceptance of MicroStrategy’s new offerings, including MicroStrategy 2019; the Company’s ability to recognize revenue or deferred revenue through delivery of products or satisfactory performance of services; continued acceptance of the Company’s other products in the marketplace; fluctuations in tax benefits or provisions, including as a result of changes to U.S. federal tax laws; the timing of significant orders; delays in or the inability of the Company to develop or ship new products; competitive factors; general economic conditions; currency fluctuations; and other risks detailed in the Company’s registration statements and periodic reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

MSTR-F

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses	$20,121	$19,292	$38,412	$36,593
Subscription services	7,104	7,584	14,248	15,246
Total product licenses and subscription services	27,225	26,876	52,660	51,839
Product support	72,978	73,676	144,428	148,091
Other services	17,534	20,050	36,015	43,639
Total revenues	117,737	120,602	233,103	243,569

Cost of revenues
Product licenses	552	1,667	1,071	3,878
Subscription services	3,489	3,445	7,087	6,694
Total product licenses and subscription services	4,041	5,112	8,158	10,572
Product support	7,721	4,810	14,788	9,606
Other services	13,588	15,118	28,577	30,047
Total cost of revenues	25,350	25,040	51,523	50,225

Gross profit	92,387	95,562	181,580	193,344

Operating expenses
Sales and marketing	48,273	50,978	97,033	102,313
Research and development	27,764	25,082	55,979	48,642
General and administrative	21,180	21,299	43,784	43,471
Total operating expenses	97,217	97,359	196,796	194,426

Loss from operations	(4,830)	(1,797)	(15,216)	(1,082)
Interest income, net	3,013	3,223	5,579	5,257
Other income, net	29,431	4,461	28,835	2,867
Income before income taxes	27,614	5,887	19,198	7,042
Provision for income taxes	7,220	1,059	6,710	541
Net income	$20,394	$4,828	$12,488	$6,501

Basic earnings per share (1):	$1.99	$0.42	$1.21	$0.57
Weighted average shares outstanding used in computing basic earnings per share	10,240	11,459	10,283	11,453

Diluted earnings per share (1):	$1.98	$0.42	$1.21	$0.57
Weighted average shares outstanding used in computing diluted earnings per share	10,310	11,493	10,350	11,488

(1)	Basic and fully diluted earnings per share for class A and class B common stock are the same.

MICROSTRATEGY INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	June 30,	December 31,
	2019	2018*
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$261,497	$109,924
Restricted cash	1,039	862
Short-term investments	313,349	466,186
Accounts receivable, net	129,144	171,359
Prepaid expenses and other current assets	22,259	30,068
Total current assets	727,288	778,399

Property and equipment, net	54,285	51,919
Right-of-use assets	89,631	0
Deposits and other assets	7,981	8,134
Deferred tax assets, net	20,535	17,316
Total Assets	$899,720	$855,768

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable, accrued expenses, and operating lease liabilities	$32,300	$33,684
Accrued compensation and employee benefits	41,561	48,045
Deferred revenue and advance payments	176,786	176,540
Total current liabilities	250,647	258,269

Deferred revenue and advance payments	4,175	6,469
Operating lease liabilities	108,183	0
Other long-term liabilities	33,990	61,262
Deferred tax liabilities	36	37
Total Liabilities	397,031	326,037

Stockholders’ Equity
Preferred stock undesignated, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	0	0
Class A common stock, $0.001 par value; 330,000 shares authorized; 15,853 shares issued and 8,205 shares outstanding, and 15,837 shares issued and 8,552 shares outstanding, respectively	16	16
Class B convertible common stock, $0.001 par value; 165,000 shares authorized; 2,035 shares issued and outstanding, and 2,035 shares issued and outstanding, respectively	2	2
Additional paid-in capital	584,764	576,957
Treasury stock, at cost; 7,648 shares and 7,285 shares, respectively	(634,405)	(586,161)
Accumulated other comprehensive loss	(9,310)	(10,217)
Retained earnings	561,622	549,134
Total Stockholders’ Equity	502,689	529,731
Total Liabilities and Stockholders’ Equity	899,720	855,768

*	Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended
	June 30,
	2019	2018
	(unaudited)	(unaudited)
Operating activities:
Net income	$12,488	$6,501
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,687	3,870
Write-offs and sales allowances	796	948
Net realized loss on short-term investments	41	0
Deferred taxes	(3,219)	(5,758)
Share-based compensation expense	6,053	8,121
Changes in operating assets and liabilities:
Accounts receivable	5,985	5,044
Prepaid expenses and other current assets	7,089	453
Deposits and other assets	96	(344)
Accounts payable and accrued expenses	(8,396)	(7,775)
Accrued compensation and employee benefits	(8,082)	(3,015)
Deferred revenue and advance payments	33,489	10,502
Operating lease liabilities	(4,316)	0
Other long-term liabilities	(509)	4,780
Net cash provided by operating activities	49,202	23,327

Investing activities:
Proceeds from redemption of short-term investments	369,603	245,680
Purchases of property and equipment	(8,432)	(2,644)
Purchases of short-term investments	(212,248)	(596,376)
Net cash provided by (used in) investing activities	148,923	(353,340)

Financing activities:
Proceeds from sale of class A common stock under exercise of employee stock options	1,836	2,471
Purchases of treasury stock	(48,244)	0
Payments on capital lease obligations and other financing arrangements prior to the adoption of ASU 2016-02	0	(9)
Net cash (used in) provided by financing activities	(46,408)	2,462

Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	33	(2,240)
Net increase (decrease) in cash, cash equivalents, and restricted cash	151,750	(329,791)
Cash, cash equivalents, and restricted cash, beginning of period	110,786	421,182
Cash, cash equivalents, and restricted cash, end of period	$262,536	$91,391

MICROSTRATEGY INCORPORATED

REVENUE AND COST OF REVENUE DETAIL

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses and subscription services:
Product licenses	$20,121	$19,292	$38,412	$36,593
Subscription services	7,104	7,584	14,248	15,246
Total product licenses and subscription services	27,225	26,876	52,660	51,839
Product support	72,978	73,676	144,428	148,091
Other services:
Consulting	15,494	17,710	32,097	38,997
Education	2,040	2,340	3,918	4,642
Total other services	17,534	20,050	36,015	43,639
Total revenues	117,737	120,602	233,103	243,569

Cost of revenues
Product licenses and subscription services:
Product licenses	552	1,667	1,071	3,878
Subscription services	3,489	3,445	7,087	6,694
Total product licenses and subscription services	4,041	5,112	8,158	10,572
Product support	7,721	4,810	14,788	9,606
Other services:
Consulting	11,909	13,542	24,894	26,863
Education	1,679	1,576	3,683	3,184
Total other services	13,588	15,118	28,577	30,047
Total cost of revenues	25,350	25,040	51,523	50,225

Gross profit	$92,387	$95,562	$181,580	$193,344

MICROSTRATEGY INCORPORATED

DEFERRED REVENUE DETAIL

(in thousands)

	June 30,	December 31,	June 30,
	2019	2018*	2018
	(unaudited)		(unaudited)
Current:
Deferred product licenses revenue	$633	$1,768	$1,819
Deferred subscription services revenue	15,393	13,508	13,847
Deferred product support revenue	152,866	152,501	151,909
Deferred other services revenue	7,894	8,763	7,783
Total current deferred revenue and advance payments	$176,786	$176,540	$175,358

Non-current:
Deferred product licenses revenue	$405	$542	$794
Deferred subscription services revenue	116	2,384	9
Deferred product support revenue	3,083	3,091	3,950
Deferred other services revenue	571	452	1,063
Total non-current deferred revenue and advance payments	$4,175	$6,469	$5,816

Total current and non-current:
Deferred product licenses revenue	$1,038	$2,310	$2,613
Deferred subscription services revenue	15,509	15,892	13,856
Deferred product support revenue	155,949	155,592	155,859
Deferred other services revenue	8,465	9,215	8,846
Total current and non-current deferred revenue and advance payments	$180,961	$183,009	$181,174

*	Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

EXCLUSION OF SHARE-BASED COMPENSATION EXPENSE

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP (loss) income from operations:
Loss from operations	$(4,830)	$(1,797)	$(15,216)	$(1,082)
Share-based compensation expense	3,036	3,378	6,053	8,121
Non-GAAP (loss) income from operations	$(1,794)	$1,581	$(9,163)	$7,039

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

EXCLUSION OF DOMAIN NAME SALE

(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP net (loss) income:
Net income	$20,394	$4,828	$12,488	$6,501
Gain from Domain Name Sale, net of tax	(21,778)	0	(21,778)	0
Non-GAAP net (loss) income	$(1,384)	$4,828	$(9,290)	$6,501

Reconciliation of non-GAAP diluted (loss) earnings per share:
Diluted earnings per share	$1.98	$0.42	$1.21	$0.57
Gain from Domain Name Sale, net of tax (per diluted share)	(2.12)	0.00	(2.11)	0.00
Non-GAAP diluted (loss) earnings per share	$(0.14)	$0.42	$(0.90)	$0.57

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

CONSTANT CURRENCY

(in thousands)

	Three Months Ended
	June 30,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2019	2019	2019	2018	2019	2019
Revenues
Product licenses	$20,121	$(616)	$20,737	$19,292	4.3%	7.5%
Subscription services	7,104	(93)	7,197	7,584	-6.3%	-5.1%
Total product licenses and subscription services	27,225	(709)	27,934	26,876	1.3%	3.9%
Product support	72,978	(2,091)	75,069	73,676	-0.9%	1.9%
Other services	17,534	(603)	18,137	20,050	-12.5%	-9.5%
Total revenues	117,737	(3,403)	121,140	120,602	-2.4%	0.4%

(1)

The “Foreign Currency Exchange Rate Impact” reflects the estimated impact from fluctuations in foreign currency exchange rates on international revenues.  It shows the increase (decrease) in international revenues from the same period in the prior year, based on comparisons to the prior year quarterly average foreign currency exchange rates. The term “international” refers to operations outside of the United States and Canada.

(2)	The “Non-GAAP Constant Currency” reflects the current period GAAP amount, less the Foreign Currency Exchange Rate Impact.

(3)	The “Non-GAAP Constant Currency % Change” reflects the percentage change between the current period Non-GAAP Constant Currency amount and the GAAP amount for the same period in the prior year.

MICROSTRATEGY INCORPORATED

WORLDWIDE EMPLOYEE HEADCOUNT

	June 30,	March 31,	December 31,	September 30,	June 30,
	2019	2019	2018	2018	2018
Subscription services	62	54	56	55	54
Product support	234	224	202	194	184
Consulting	404	429	452	458	443
Education	40	50	47	44	39
Sales and marketing	637	675	707	699	687
Research and development	764	733	716	688	651
General and administrative	336	329	348	326	322
Total headcount	2,477	2,494	2,528	2,464	2,380